Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286709

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 25 DATED FEBRUARY 11, 2026

TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose that on February 6, 2026, the Fund and ASIF Funding I, LLC, a wholly owned subsidiary of the Fund (“ASIF Funding I”), entered into Amendment No. 8 to Loan and Servicing Agreement (the “SG Funding Facility Amendment”), by and among ASIF Funding I as borrower, the Fund as servicer, the lenders from time to time parties thereto, Société Générale (“SG”), as swingline lender and agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian, to amend the Loan and Servicing Agreement, dated as of July 26, 2023 (as amended, the “SG Funding Facility”), by and among ASIF Funding I, the Fund as equityholder and servicer, the lenders from time to time parties thereto, SG, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian.

Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”), and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2 (the “Registration Statement”). This Supplement also constitutes a supplement to the Prior Registration Statement.

Amendment No. 8 to the SG Funding Facility

On February 6, 2026, the Fund and ASIF Funding I entered into the SG Funding Facility Amendment.

The SG Funding Facility Amendment, among other things, increased the total commitments under the SG Funding Facility by $500 million from $1.825 billion to $2.325 billion. Pursuant to the terms of the SG Funding Facility Amendment, the interest rate charged on the SG Funding Facility (i) with respect to the incremental $500 million commitment of revolving loans and term loans, is at an applicable margin of 1.75% per annum, and (ii) with respect to the existing $1.825 billion commitment, remains at an applicable margin of 1.80% per annum, plus, in each case, an applicable benchmark (Term SOFR, Daily Compounded CORRA, Daily Simple CORRA, or EURIBOR (each as defined in the SG Funding Facility)). The other terms of the SG Funding Facility remained materially unchanged.

Borrowings under the SG Funding Facility are subject to the SG Funding Facility’s various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The description above is only a summary of the material provisions of the SG Funding Facility Amendment and is qualified in its entirety by reference to the copy of the SG Funding Facility Amendment, which is filed as an exhibit to the Registration Statement.

Please retain this Supplement with your Prospectus.